UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENVIROTECH VEHICLES, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-0774222
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1425 Ohlendorf Road Osceola, Arkansas	72370
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.00001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box:  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

024-10656

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered.

Envirotech Vehicles, Inc., a Delaware corporation (the “Company”) is currently authorized to issue 350,000,000 shares of common stock, par value $0.00001per share (the “Common Stock”) and 5,000,000 of preferred stock, par value $0.00001 (the “Preferred Stock”).

On June 24, 2022, the Company completed a one (1) for every twenty (20) reverse split of the Company’s outstanding shares of the Common Stock. The reverse stock split had no effect on the authorized shares or applicable par values of the Common Stock or Preferred Stock. As of June 28, 2022, after giving effect to the completion of the reverse stock split, there were 14,996,514 shares of Common Stock outstanding, held by approximately 194 shareholders of record, although the Company believes there to be a significantly larger number of beneficial owners of Common Stock, and no shares of Preferred Stock outstanding.

Common Stock

The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders. The Company has not provided for cumulative voting for the election of directors in the Company’s amended and restated articles of incorporation. The holders of the Common Stock are entitled to receive ratably the dividends as may be declared out of funds legally available if the Company’s board of directors (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine. The Common Stock is not entitled to redemption rights, preemptive rights, conversion rights, and it is not subject to any sinking fund provisions. The outstanding shares of Common Stock are fully paid and non-assessable. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company. If the Company becomes subject to a liquidation event, dissolution or winding-up, the assets legally available for distribution to the Company’s shareholders would be distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock. The rights, powers, preferences and privileges of holders of Common Stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of the Preferred Stock and any series of preferred stock which may be designated and issued in the future. No shareholders hold any registration rights.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Issuer Direct Corporation. The transfer agent’s address is One Glenwood Avenue, Suite 1001, Raleigh, North Carolina 27603, and its telephone number is (919) 481-4000.

Dividend Policy

The Company has never declared or paid any dividends on the common stock and does not anticipate to pay any dividends to holders of the Company’s common stock in the foreseeable future. Instead, the Company currently plans to retain any earnings to finance the growth of the business. Any future determination relating to dividend policy will be made at the discretion of the Company’s board of directors and will depend on then-existing conditions, including the Company’s financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors deemed relevant by the Company’s board of directors.

Anti-Takeover Matters

The Company’s amended and restated articles of incorporation and its restated bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another person from acquiring control of the company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company’s board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

The Company’s amended and restated bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Furthermore, any vacancy on the Company’s board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may only be filled by the affirmative vote of a majority of the directors then in office even if less than a quorum.

Classified Board of Directors

The Company’s amended and restated certificate of incorporation provides for a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the Company’s amended and restated certificate of incorporation provides otherwise. The Company’s amended and restated certificate of incorporation provides that there will be no cumulative voting.

No Written Consent of Stockholders

The Company’s amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

The Company’s amended and restated bylaws provide that a majority of the members of the board of directors then in office, the Chairman of the Board, the Chief Executive Officer or the President may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. The Company’s amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed with this registration statement, because no other securities of the Registrant are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 5, 2022	ENVIROTECH VEHICLES, INC.

	By:	/s/ Phillip W. Oldridge
	Name:	Phillip W. Oldridge
	Title:	Chief Executive Officer and Chairman of the Board